

Mesa Air Group Receives Nasdaq Staff Delisting Notice

PHOENIX, Jan 06, 2010 (BUSINESS WIRE) -- On January 5, 2010, Mesa Air Group, Inc. (the "Company") (Nasdaq: MESA) received a letter from The Nasdaq Stock Market (the "Exchange") indicating the Staff's determination that the Company's securities will be delisted from the Exchange. This decision was reached by Nasdaq under Listing Rules 5101, 5110, 5110(b) and IM-5101-1 in view of the January 5, 2010 announcement by the Company of a voluntary filing by the Company for relief under Chapter 11 of the U.S. Bankruptcy Code. The Company does not intend to take any further action to appeal the Exchange's decision. Accordingly, trading of the Company's common stock will be suspended at the opening of business on January 14, 2010, and a Form 25-NSE will be filed with the Securities and Exchange Commission ("SEC") which will remove the Company's common stock from listing and registration on the Exchange.

The Company's common stock will not be immediately eligible to trade on the OTC Bulletin Board or in the "Pink Sheets." The Company's common stock may become eligible if a market maker makes application to register in and quote such securities in accordance with SEC Rule 15c2-11 (a "Form 211"), and such application is cleared. Only a market maker, not the Company, may file a Form 211.

Mesa currently operates 130 aircraft with approximately 700 daily system departures to 127 cities, 41 states, Canada, and Mexico. Mesa operates as Delta Connection, US Airways Express and United Express under contractual agreements with Delta Air Lines, US Airways and United Airlines, respectively, and independently as Mesa Airlines and go! Mokulele. This operation links Honolulu to the neighbor island airports of Hilo, Kahului, Kona and Lihue. The Company, founded by Larry and Janie Risley in New Mexico in 1982, has approximately 3,500 employees.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statements contained in this press release that are not historical facts may be forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties that could result in actual results differing materially from expected results and represent the Company's expectations and beliefs concerning future events based on information available to the Company as of the date of this press release. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this press release. Additional information regarding risk factors that may affect future performance at the Company are contained in the Company's SEC filing, including without limitation the Company's Form 10-K for its fiscal year ended September 30, 2008.

SOURCE: Mesa Air Group, Inc.

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Mesa Air Group, Inc.
Brian S. Gillman, EVP & General Counsel
+1-602-685-4052
brian.gillman@mesa-air.com
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